

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2012

Via E-mail
John Potter
Principal Executive Officer
New Global Energy, Inc.
215 South Riverside Drive, Suite 12
Cocoa, FL 32922

> **Re: New Global Energy, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 24, 2012**
> **File No. 333-179669**

Dear Mr. Potter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Based on the information provided in your filing, it appears that you are a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934. We note that you have minimal assets excluding cash, no revenues to date and appears to have no or nominal operations. Please revise throughout to clarify that you are a shell company. Also revise the Risks Factors section accordingly. Alternatively, please provide us with detailed facts and analysis demonstrating that you are not a shell company.

2. Please revise to define technical terms and industry jargon after the first instance that they are used such as "aquaculture" and "photovoltaics."

Registration Statement Cover Page

3. Refer to footnote 1 to the Calculation of Registration Fee table. Rule 457(c) of the Securities Act of 1933 does not appear to be the applicable subsection to calculate the fee as there is no market for your Units. Please revise to recalculate the registration fee in accordance with the appropriate provision of Rule 457 of the Securities Act of 1933 and to specify the provision relied upon for each registered security.

4. Please revise to move the last paragraph and the included "Subject to Completion" legend and date to the prospectus cover page.

5. Please include an updated filing date of the registration statement on the cover page.

Prospectus Cover Page

6. Please limit the prospectus cover page to one page. Refer to Item 501(b) of Regulation S-K.

7. We note your disclosure in the second paragraph that "[p]rior to this offering, no public market has existed for shares of [your] common stock." Please revise to clarify that prior to the offering, no public market has existed for your Units, common stock, or warrants. Please also revise to clarify that there is no trading market for your Units, common stock or warrants. Refer to Item 501(b)(4) of Regulation S-K. Please also revise the Lack of Trading Market for Securities section on page 29 accordingly.

8. We note your disclosure in the third paragraph that the offering will remain open until June 30, 2013. Please revise to clarify, if true, that there will be no extensions of the offering period. If there may be extensions to the offering period revise to state the duration of such extensions. Refer to Item 501(b)(8)(iii) of Regulation S-K.

9. Refer to the fifth paragraph. Please revise to provide a cross-reference to the Risk Factors section including the page number where this section appears in the prospectus. Refer to Item 501(b)(5) of Regulation S-K.

10. We note your disclosure in the fifth paragraph that "[n]o escrow or trust account will be established" and that "funds [will] be paid directly to [you]." Please revise to describe the effect on investors of this arrangement in greater detail. For example, clarify that you will have access to any proceeds from this offering immediately, may use such proceeds in your discretion, and that such proceeds could be subject to creditor claims.

Prospectus Summary, page 7

Our Company, page 7

11. Please note that your disclosure regarding your business and current operations should accurately describe your current company. The description should not unduly focus on or disproportionately emphasize your future plans or aspirations. Please revise this section and the Business section on page 20 to provide a detailed summary of your business and current operations. In this regard, include the steps you have taken to date to become an operating company. Revise to explain your business plans and clarify that you have not commenced using power plants, Jatropha based biofuels and aquaculture operations to produce power for your own use and to feed any power grid. In addition, disclose how you will generate revenues. To the extent that you discuss future business plans here, such as the estimated use of proceeds or the development of your global energy plantation concept, the discussion should be balanced with a brief discussion on the time frame for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations.

12. We note that your business plans are capital intensive as you will be required to build facilities to develop your business models. Please revise to disclose the estimated costs for implementing your business plans. If additional funding outside of this offering is required, please clarify that.

13. We note that it appears that your officers are involved in other business endeavors. Please revise to quantify the portion of time that your officers expect to devote to you on a going forward basis.

14. Refer to the second paragraph. You state that your independent registered public accountant has issued an audit opinion which included a statement expressing substantial doubt as to your ability to continue as a going concern. However, the audit opinion does not include a going concern paragraph. Please advise and revise, as necessary.

15. In addition, please revise to include a risk factor if substantial doubt exists as to your ability to continue as a going concern.

16. We note your disclosure in the second paragraph that your auditor has issued a going concern opinion and that you need the net proceeds from this offering to implement your plan of operations. Please revise to disclose your cash on hand as of the most recent practicable date, your monthly "burn rate," pre and post offering, and the month you will run out of funds without additional capital. Also revise to quantify the amounts needed to implement your plan of operations as detailed on page 26.

17. We note your disclosure in the fourth paragraph that "[your] common stock is not traded on any exchange or quoted on the over-the-counter market." Please revise, if true, to clarify your intention not to apply to have your Units or warrants traded on any exchange or quoted on the over-the-counter market.

18. Please revise to include, either on the prospectus cover page or in the prospectus summary, the complete mailing address and telephone number of your principal executive offices. Refer to Item 503(b) of Regulation S-K.

The Offering, page 7

19. Refer to the "Terms" subsection. Please reconcile the disclosure in the subsection that the offering will terminate no later than twelve months from the effective date with your disclosure on the prospectus cover page that the offering will terminate on June 30, 2013.

Summary Financial Data, page 7

Balance sheet data, page 8

20. Please revise the data to include your convertible note payable.

Risk Factors, page 8

21. We note that your management does not appear to have any experience in the renewable energy, agriculture or aquaculture fields. Please revise to include a risk factor discussing this lack of experience.

22. Please revise to include a risk factor discussing the fact that your management does not devote 100% of their time to company affairs and disclose how much time each person will devote to your business each week or month.

23. Please revise to include a risk factor discussing the fact that your management will own between 97.2% to 89.74% of your common stock after the offering to include risks related to their respective voting power and control over such a large percentage of your common stock.

24. Please revise to include a risk factor to discuss the risk that your executive officer has limited previous experience in managing a public company and discuss the difficulties in establishing and maintaining acceptable internal controls on financial reporting. Also quantify the anticipated costs of being a public company and disclose that you may not be able to absorb the costs of being a public company.

25. We note your disclosure throughout this section that you own a proprietary technology platform. Please advise whether you currently own or possess the necessary intellectual

property rights to conduct your business and current operations and to implement your plan of operations as contemplated. To the extent that you do not currently own or possess such rights, please revise this section throughout to remove any implication that you currently own a propriety technology platform and revise to include a risk factor to specifically discuss the acquisition of such rights to include quantifying the timing and costs associated therewith. Please also revise the Business section on page 20 accordingly.

26. Please revise to include a risk factor, if applicable, discussing your need to obtain additional financing to become commercially viable. In this regard, please quantify here and in MD&A the amount of additional financing that you will require to complete development of, commercially launch, and market your products. Also disclose whether you have any commitments or firm plans to raise additional financing.

We have a limited history and we expect significant increases in our costs, page 9

27. Please revise this risk factor to discuss the risks identified in the risk factor heading. In this regard, please revise to quantify the amount of continuing losses that you expect to incur in the commercialization of your global energy plantation concept to include quantifying your monthly "burn rate," pre and post offering.

We have no experience producing renewable fuels, page 9

28. Please advise whether you have built a demonstration facility. To the extent you have not built a demonstration facility, please revise to clarify that fact and remove the implication that you have commenced operations. Please also revise to quantify the costs associated with building a demonstration facility and a commercial production facility.

Because our management at its discretion may borrow funds, page 11

29. Please revise to discuss your loan agreement with Bio-Global Resources, Inc. In this regard, please disclose the current amount outstanding on this loan as of the most recent practicable date. Please also revise to discuss Bio-Global Resources, Inc.'s ability to convert loaned amounts into shares of your common stock and its right to receive warrants to purchase shares of your common stock if amounts are borrowed under this loan. Please also file a copy of this agreement and any associated warrant agreements as exhibits in your next filing.

We may incur significant costs complying with environmental laws, page 13

30. We note your disclosure that you will be required to obtain various permits to operate your facilities. Please revise to describe the permits and quantify the costs associated with obtaining and maintaining these permits.

Cautionary Note Regarding Forward-Looking Statements, page 14

31. Refer to the second paragraph and associated bullets. We note the references to bottled water and bottling systems. Please advise.

Use of Proceeds, page 15

32. Please provide additional detail about what you expect your "Energy Cell Development," "Working Capital" and "Purchase of Equipment and Leases" costs to include.

Dilution, page 16

33. The dilution amount of $4.80 per the third paragraph does not agree to the dilution amount per the table of $4.49 for 100% of the offering being sold. Please advise and revise, accordingly.

Plan of Distribution, page 18

34. We note your disclosure in the Use of Proceeds section on page 15 that offering costs may include a commission of 10% which may be paid to a registered broker dealer. Please confirm your understanding that you are required to file a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement. Refer to Item 512(a)(1)(iii) of Regulation S-K.

Description of Securities Being Registered, page 18

35. Please file a form of Unit certificate and Class A and Class B warrant certificates as exhibits in your next filing.

36. We note your disclosure in this section related to a warrant agent. Please advise whether there will be a warrant transfer agent for the warrants. If applicable, please file a copy of any agreement with the warrant transfer agent as an exhibit in your next filing.

37. Please revise the second sentence of the fourth paragraph to clarify that the terms discussed therein apply to both your Class A and Class B warrants.

Business, page 20

38. Please revise this section to provide a clear picture of your business and current operations. We note that the disclosure in this section appears anticipatory in nature. We also note, however, that your current disclosure tends to imply that you have substantial current operations and relationships related to your global energy plantation concept

when you currently do not. Please revise this section to clearly differentiate between activities you have implemented to date, activities you are in the process of implementing and those that will be done in the future. Further revise to provide that you currently have a global energy plantation "concept" but you do not have any infrastructure to commence operations. To the extent you discuss your future plans for operations throughout this section, such as the different potential business models, the discussion should be balanced with a timeframe for implementing future plans, the steps involved, and any obstacles involved before you can commence the planned operations, including the need for additional financing. If financing is currently not available, please make that clear.

39. We note your disclosure throughout this section related to your global energy plantation concept. Please revise to add a section to discuss any patents, trademarks, or licenses including duration necessary to conduct your business and current operations and to implement your plan of operations. To the extent that you do not own or possess the necessary rights to implement your plan of operations, please clarify that fact in one of the opening paragraphs. Please also address how you plan to obtain such rights and quantify the timing and costs associated therewith.

The Company, page 20

40. Please revise the last sentence of the second paragraph to clarify that you do not own any of the components that are described as part of your "arsenal" of sustainable technologies. Also explain what is "synergistic agriculture and aquaculture."

41. Please revise to detail your research and development activities to date and anticipated in the future to implement your plan of operations to include quantifying the costs and timing necessary to commercialize your global energy plantation concept.

Energy Cell Concept, page 21

42. Please consider adding diagrams or charts with graphics to help investors understand the energy cell concept to include separate charts for each energy module, e.g. Jatrapha grove, fish farm and solar array.

Integration of Jatropha, Solar & Aquaculture, page 21

Fuel, page 21

43. We note your disclosure that you believe detoxified Jatropha seedcake will reduce your aquaculture feed costs by 40%. We also note your concluding statement that intercropping will make "U.S. operations competitive again." Please delete these statements or revise to state the basis for these beliefs.

Operating Business Models, page 22

44. Significant portions of your disclosure in this section describe general business models. This prospectus relates specifically to the sale of your securities, and the presentation of general alternative energy business opportunities and possible business models should not distract from the fact that your company is still in its initial stages of development. In this regard, a description of all the business model possibilities may not be helpful to the investor who is evaluating your operations. Instead, please revise to focus your disclosure on the initiatives that you plan to embark upon in the immediate future and how they may be expected to generate revenues. Please revise each business model discussion to clearly indicate your current operations in each. To the extent the business model discussions are aspirational, please revise each discussion to clearly disclose such fact and to add balancing language that you may not ultimately pursue such model. Where applicable, remove disclosure that is not relevant to your current business plans. Please also revise each business model discussion to discuss the steps necessary to pursue such model to include the timing and costs associated therewith.

Energy Plantation, page 22

45. Please revise to discuss in greater detail the steps, costs, and timing to commercialize a Jatropha grove, fish farm and solar array.

Market Opportunities, page 22

46. We note disclosure in the first sentence which states that you have four market opportunities. Please revise to state that it is your management's belief that you have four market opportunities. Also revise this section to provide balancing disclosure by clarifying that you may not be able to enter into the aforementioned markets.

Geographic Markets, page 23

47. Please explain why company owned and operated plantations "are best sited in South Florida, California, Arizona and the Gulf Coast States." Also explain why you should market co-ops and franchises to Mexico, Central America and the Caribbean.

48. Please substantiate your claim that co-ops and franchise operations are currently working for jatropha industry leaders in Asia, India and Oceania. Alternatively, remove the disclosure.

Value Chain Analysis, page 25

49. Refer to the second paragraph under this section. Please revise to clarify whether you have commenced planting trees on your plantation. Also revise to remove disclosure

regarding the Australian jatropha developer because he has no relationship to your business.

50. We note your plan of operations, assuming raising 100% of the offering, contemplates the development of one energy cell. Please revise this section and each associated revenue stream based on your current plan of operations. Additionally, to the extent you do not currently provide any plantation management services, please revise to clarify that fact.

Management's Discussion and Analysis of Financial Condition, page 26

51. We note your disclosure in the first paragraph that you need $350,000 to be able to operate for the next twelve months. Please revise to disclose your monthly "burn rate," pre and post offering, and the month you will run out of funds without additional capital. Please also revise to discuss the impact on the company if funding cannot be obtained.

52. Please revise to include a more detailed plan of operations for the next twelve months and then to the point of generating revenues. In the discussion of each of your planned activities, include specific information regarding each material event or step required to pursue each of your planned activities, including any contingencies such as raising additional funds, and the timelines and associated costs accompanying each proposed step in your business plan so that an investor can get a clearer understanding of how and when you expect to reach revenue generation.

Management, page 27

53. Please revise each director's and officer's biography to include the information required by Item 401 of Regulation S-K and to clearly disclose the positions held by each director and officer during the past five years. If each person is not employed on a full time basis by you, describe the other business activities in which they are concurrently engaged.

54. Please revise to briefly discuss the specific experience, qualifications, attributes or skills of each director that led to the conclusion that such person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

55. We note your references throughout the prospectus to a sole officer-director or sole employee. Please revise the prospectus throughout as applicable.

Certain Transactions, page 29

56. We note that Mr. West, a director and officer, is also your legal counsel. We also note that the estimated offering expenses include legal fees and expenses of $60,000. Please revise this section to include the information required by Item 404(d) of Regulation S-K

related to this arrangement. Please also file a copy of any agreement governing this arrangement as an exhibit in your next filing.

Indemnification of Officers and Directors, page 28

57. We note the references to Nevada law. Please reconcile such references with the fact that you are a Wyoming corporation.

Lack of Trading Market for Securities, page 29

58. Please revise to update the name of the National Association of Securities Dealers.

Financial Statements, page 33

Note 1. Income Taxes, page 42

59. We note your statement that your net operating loss carryovers incurred prior to 2008 were reduced or eliminated through your 2010 change of control and the continuity of business limitation. As the company was formed in January 2012, please advise us of this situation or clarify your disclosure, accordingly.

Part II, page 43

Exhibits and Financial Statements, page 43

60. We note that you have included your exhibits as part of the filed registration statement. In your next filing, please file your exhibits as required by Item 601 of Regulation S-K.

Undertakings, page 44

61. Please revise to provide the undertaking set forth in Item 512(a)(6) of Regulation S-K.

Signatures, page 45

62. Refer to the first half of the signature page. Please reconcile the titles under the signature of Mr. Potter with the officer designations disclosed on page 27 for Messrs. Potter and West. In this regard, we note that Mr. West appears to be your Chief Executive Officer.

63. Please revise the second half of your signature page to include the signature of your principal executive officer, principal financial officer, controller or principal accounting officer, and at least a majority of your board of directors. To the extent that someone is signing in more than one capacity, indicate each capacity in which such person is signing. Refer to Instruction 1 to Signatures on Form S-1.

Exhibit 3.1(i)

64. Please refile Exhibit 3.1(i) to ensure that the submitted version is legible.

Exhibit 5.1

65. We note that this registration statement registers Units, common stock underlying the Units, Class A and Class B warrants underlying the Units, and common stock underlying the Class A and Class B warrants. Please have counsel revise the opinion to opine upon the legality of the various securities being registered. Refer to Staff Legal Bulletin No. 19 dated October 14, 2011 for guidance. Specifically, refer to Sections II.B.1.a, II.B.1.f and II.B.1.h for guidance related to the substance of legality opinions related to capital stock, warrants, and units, respectively. In connection therewith, please also revise the introductory paragraph on page 1 of the opinion and the second paragraph on page 2 of the opinion accordingly.

66. Please revise the first sentence of the last paragraph to refer to the appropriate section heading in the prospectus that your firm's name appears in.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Aamira Chaudhry at (202) 551-3389 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Via E-mail
        Perry Douglas West, Esq.